UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ADTRAN Holdings, Inc.

(Exact name of Registrant as specified in its charter)

Delaware (State of Incorporation)	001-41446 (Commission file number)	87-2164282 (I.R.S. Employer Identification Number)

901 Explorer Boulevard, Huntsville, Alabama 35806-2807

(Address of principal executive offices, including zip code)

(256) 963-8000

(Registrant's telephone number, including area code)

_______________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of ADTRAN Holdings, Inc. (“ADTRAN,” the “Company,” “we,” “us,” or “our”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2024 to December 31, 2024.

ADTRAN has prepared a Conflict Minerals Report, filed hereto as Exhibit 1.01. This Conflict Minerals Report includes a discussion of the due diligence procedures performed and the disclosures required by the Rule.

We have disclosed the information above, along with a copy of our Conflict Minerals Report and related materials, on our website, www.adtran.com under the links “ESG – Environmental – Environmental Product Compliance.”

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ADTRAN Holdings, Inc.

Date:	May 29, 2025	By:	/s/ Timothy Santo
Timothy Santo Senior Vice President of Finance and Chief Financial Officer